Exhibit 99.1

Global-E Reports Fourth Quarter and Full Year 2022 Results

PETAH-TIKVA, Israel, February 22nd, 2023 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border ecommerce enablement, today reported financial results for the fourth quarter of 2022 and full year 2022 as well as the outlook for the first quarter and the full year 2023.

“We are pleased with the strong results we are reporting to you today for the fourth quarter and full year of 2022, with 69% growth for the quarter and strong 67% growth in total revenues for the full year, with many new clients going live across multiple geographies, and with further deepening of the collaboration with our strategic partners”, said Amir Schlachet, CEO of Global-e. “Despite the volatile and challenging market headwinds we witnessed in 2022 and the ongoing uncertainties in macro conditions going into 2023, we remain extremely optimistic regarding the long-term growth prospects of our market and believe we are best positioned to continue our strong growth within it well into the future.”

Q4 2022 Financial Results

•	GMV[1] in the fourth quarter of 2022 was $839 million, an increase of 66% year over year

•	Revenue in the fourth quarter of 2022 was $139.9 million, an increase of 69% year over year, of which service fees revenue was $62.8 million and fulfillment services revenue was $77 million

•	Non-GAAP gross profit[2] in the fourth quarter of 2022 was $57.8 million, an increase of 77% year over year. GAAP gross profit in the fourth quarter of 2022 was $55.8 million

•	Non-GAAP gross margin[2] in the fourth quarter of 2022 was 41.3%, an increase of 180 basis points from 39.5% in the fourth quarter of 2021. GAAP gross margin in the fourth quarter of 2022 was 39.9%

•	Adjusted EBITDA[3] in the fourth quarter of 2022 was $21.8 million compared to $11.8 million in the fourth quarter of 2021

•	Net loss in the fourth quarter of 2022 was $28.5 million

FY 2022 Financial Results

•	GMV[1] for the full year was $2,450 million, an increase of 69% year over year

•	Revenue for the full year was $409.0 million, an increase of 67% year over year, of which service fees revenue was $181.9 million and fulfillment services revenue was $227.1 million

•	Non-GAAP gross profit[2] for the full year was $167.9 million, an increase of 84% year over year. GAAP gross profit for the full year was $158.2 million

•	Non-GAAP gross margin[2] for the full year was 41.1%, an increase of 380 basis points from 37.3% in 2021. GAAP gross margin for the full year was 38.7%

•	Adjusted EBITDA[3] for the full year was $48.7 million compared to $32.4 million in 2021

•	Net loss for the full year was $195.4 million

Recent Business Highlights

•	Throughout 2022, our existing merchant base continued to stay and grow with us, as reflected in our annual GDR rate of over 98% and NDR rate of 130%

•	Continued to launch with many more brands across geographies and verticals we operate in, including:

o	British luxury brand All Saints, French brand ba&sh, celebrity-led footwear brand of the singer Katy Perry, and fast-growing US apparel brands Dolls Kill and Cuts Clothing

o	Innovative footwear brand Ancient Greek Sandals, our first ever merchant based in Greece

o	Pure Hair and H2 Hub in Australia and Singapore, respectively, continuing our expansion in the APAC region

o	Three new LVMH maisons – BVLGARI, Chaumet and Moynat – continuing our expansion within the luxury vertical in general and within the LVMH group in particular

•	Went live with Disney EU after its launch was delayed from Q4, representing a major expansion of our relationship with Disney

•	Continued to strengthen the US-outbound market

o	US outbound sales were up 163% in the fourth quarter year over year, driven by our accelerated penetration into the US market as well as the high share of US outbound activity at Borderfree

•	Penetration efforts into new markets starting to show initial positive results

o	While still only 3% in share, APAC and the Middle East outbound revenues in the fourth quarter have grown almost 8X year-over-year

•	Strategic partnership with Shopify remains well on track

o	Direct (3P) - acceleration in merchants going live using the new native integration, as this is now the default integration for any new Shopify-based merchant

o	White-label (1P) - alpha trials successfully completed, with Shopify recently extending early access to another subset of relevant merchants

•	Post-merger integration process of Borderfree continues to progress as planned

•	Renewed global strategic partnership agreement with DP/DHL for an additional three-year period

Q1 2023 and Full Year Outlook

Global-e is introducing first quarter and full year guidance as follows:

	Q1 2023	FY 2023
(in millions)
GMV(1)	$645 - $675	$3,360 - $3,520
Revenue	$108 - $114	$557 - $584
Adjusted EBITDA (3)	$9.5 - $12.5	$66 - $74

Given the macro environment uncertainty, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, February 22, 2023.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-704-4453
International Toll:	1-201-389-0920

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit excluding amortization of acquired intangibles. Non-GAAP gross margin is calculated Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements or information regarding Global-e’s expectations, operations, strategy and Global-e’s projected revenue and other future financial and operational results or other characterizations of future events or circumstances, including any underlying assumptions. These forward-looking statements may be identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; costs related to being a public company; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; impacts from the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-e Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of hundreds of brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	December 31,
	2021	2022
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$448,623	$165,033
Short-term deposits	41,985	46,353
Accounts receivable, net	9,185	16,424
Prepaid expenses and other current assets	46,568	51,904
Marketable securities	18,464	16,813
Funds receivable, including cash in banks	57,635	78,125
Total current assets	622,460	374,652
Property and equipment, net	3,269	10,283
Operating lease right-of-use assets	20,108	19,718
Long term deposits	2,219	3,225
Deferred contract acquisition costs, noncurrent	1,314	1,825
Deferred tax assets	-	171
Other assets, noncurrent	213	3,739
Commercial agreement asset	196,544	282,963
Goodwill and other intangible assets	-	466,024
Total long-term assets	223,667	787,948
Total assets	$846,127	$1,162,600
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$24,064	$52,220
Accrued expenses and other current liabilities	47,358	75,990
Funds payable to Customers	57,635	78,125
Short term operating lease liabilities	2,517	3,245
Total current liabilities	131,574	209,580
Long-term liabilities:
Deferred tax liabilities	-	6,558
Long term operating lease liabilities	18,803	16,579
Other long-term liabilities	-	1,762
Total liabilities	$150,377	$234,479

Shareholders’ deficit:
Share capital and additional paid-in capital	823,550	1,253,093
Accumulated comprehensive income	(159)	(1,926)
Accumulated deficit	(127,641)	(323,046)
Total shareholders’ (deficit) equity	695,750	928,121
Total liabilities and shareholders’ equity	$846,127	$1,162,600

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2022	2021	2022
	(Unaudited)		(Audited)	(Unaudited)
Revenue	$82,717	139,865	$245,274	409,049
Cost of revenue	50,062	84,023	153,841	250,871
Gross profit	32,655	55,842	91,433	158,178

Operating expenses:
Research and development	10,298	23,698	29,761	81,206
Sales and marketing	36,717	52,592	104,687	206,100
General and administrative	7,830	14,659	22,643	60,196
Total operating expenses, net	54,845	90,949	157,091	347,502
Operating profit (loss)	(22,190)	(35,107)	(65,658)	(189,324)
Financial expenses (income), net	658	217	8,570	12,093
Loss before income taxes	(22,848)	(35,324)	(74,228)	(201,417)
Income tax (benefit) expenses	(357)	(6,853)	705	(6,012)
Net loss attributable to ordinary shareholders	$(22,491)	(28,471)	$(74,933)	(195,405)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.15)	(0.18)	$(0.74)	(1.24)
Basic and diluted weighted average ordinary shares	149,283,090	160,589,413	101,737,026	157,691,173

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2022	2021	2022
	(Unaudited)		(Audited)	(Unaudited)
Operating activities
Net profit (loss)	$(22,491)	$(28,471)	$(74,933)	$(195,405)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	121	570	331	1,585
Share-based compensation expense	3,919	9,112	12,001	38,909
Commercial agreement asset	29,406	37,433	84,298	149,047
Amortization of intangible assets	-	6,473	-	27,833
Short term deposit revaluation	-	(291)	-	(291)
Long term deposit revaluation	24	(214)	24	(931)
Accounts receivable	(5,301)	(4,731)	(5,591)	2,662
Prepaid expenses and other assets	(11,054)	(5,813)	(23,239)	(2,685)
Funds receivable	(15,661)	8,874	(29,272)	17,097
Long-term receivables	-	(1,734)	-	(1,279)
Funds payable to customers	21,201	7,517	23,143	17,736
Operating lease ROU assets	599	1,121	1,382	3,253
Deferred contract acquisition costs	(149)	(77)	(814)	(761)
Accounts payable	6,402	17,873	5,007	16,648
Accrued expenses and other liabilities	16,475	21,440	17,926	20,531
Deferred tax liabilities	(138)	(7,999)	(90)	(8,178)
Operating lease liabilities	478	(369)	(437)	(4,359)
Impairment of marketable securities	140	11	140	73
Warrants liabilities to preferred shares	-	-	5,872	-
Net cash generated by (used in) operating activities	23,971	60,724	15,748	81,485
Investing activities
Investment in marketable securities	(652)	-	(2,806)	(8,298)
Proceeds from marketable securities	491	200	748	8,110
Purchases of short-term investments	(191)	-	(117,185)	(91,967)
Purchases of long-term investments	(86)	-	(20)	-
Proceeds from short-term investments	41,257	21,489	81,657	87,889
Purchases of property and equipment	(2,259)	(370)	(2,883)	(8,352)
Payments for business combinations, net of cash acquired	-	(7,519)	-	(317,483)
Net cash used in investing activities	38,560	13,800	(40,489)	(330,101)
Financing activities
Proceeds from exercise of Warrants to ordinary shares	15	15	529	73
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	-	-	396,494	-
Proceeds from exercise of share options	598	127	1,584	1,166
Net cash provided by financing activities	613	142	398,607	1,239

Net Increase (decrease) in cash, cash equivalents, and restricted cash	63,144	74,666	373,866	(247,377)
Cash and cash equivalents and restricted cash—beginning of period	395,755	136,856	85,033	458,899
Cash and cash equivalents and restricted cash—end of period	$458,899	$211,522	$458,899	$211,522

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Year Ended
	December 31,				December 31,
	2021		2022		2021		2022
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	504,919		839,460		1,449,299		2,450,224
Adjusted EBITDA (a)	11,829		21,755		32,424		48,703

Revenue by Category
Service fees	35,499	43%	62,835	45%	96,659	39%	181,887	44%
Fulfillment services	47,218	57%	77,030	55%	148,615	61%	227,162	56%
Total revenue	$82,717	100%	$139,865	100%	$245,274	100%	$409,049	100%

Revenue by merchant outbound region
United Kingdom	37,443	45%	48,069	34%	113,835	47%	146,562	36%
United States	24,373	29%	64,100	46%	71,095	29%	173,967	43%
European Union	20,019	24%	23,453	17%	58,177	23%	78,491	19%
Israel	405	0%	458	0%	1,052	0%	1,357	0%
Other	477	1%	3,785	3%	1,115	0%	8,672	2%
Total revenue	$82,717	100%	$139,865	100%	$245,274	100%	$409,049	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2022	2021	2022
	(Unaudited)
Gross Profit	32,655	55,842	91,433	158,178

Amortization of acquired intangibles included in cost of revenue	-	1,917	-	9,743
Non-GAAP gross profit	32,655	57,759	91,433	167,921

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Operating profit (loss)	(22,190)	(35,107)	(65,658)	(189,324)
(1) Stock-based compensation:
Cost of revenue	26	95	85	262
Research and development	1,873	5,855	4,192	21,970
Selling and marketing	580	665	1,287	3,877
General and administrative	1,440	2,497	6,437	12,800
Total stock-based compensation	3,919	9,112	12,001	38,909

(2) Depreciation and amortization	121	570	331	1,585

(3) Commercial agreement asset amortization	29,406	37,433	84,298	149,047

(4) Amortization of acquired intangibles	-	6,473	-	27,833

(5) Secondary Offering Costs	-	-	879	-

(6) Merger related contingent consideration	-	3,148	-	12,161

(7) Merger and acquisition related costs	573	126	573	8,492
Adjusted EBITDA	11,829	21,755	32,424	48,703